UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

John Lutz

Heidi Steele

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 73,115,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,115,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

1. Based on 763,577,533 shares of Common Stock outstanding as of March 30, 2022, as reported in the Issuer’s 2022 Annual Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2022.

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022, as amended on April 11, 2022, April 14, 2022 and April 21, 2022 (collectively, including this amendment, the “Schedule 13D”), with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”). This amendment to the Schedule 13D constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 24, 2022, the Reporting Person delivered a letter to the Chairman of the Board of Directors of the Issuer, re-iterating his interest in acquiring the Issuer at $54.20 per share (the “April 24 Letter”).

On April 25, 2022, the Issuer issued a press release (the “Press Release”) announcing the execution of an agreement and plan of merger (the “Merger Agreement”), made and entered into as of April 25, 2022, by and among the Issuer, X Holdings I, Inc., an entity wholly owned by the Reporting Person (“Parent”), X Holdings II, Inc., a direct wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purpose of certain specified provisions, the Reporting Person. Pursuant to the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”), and (ii) each share of Common Stock (other than certain excluded shares) will be converted into the right to receive $54.20 per share, net to such Issuer shareholder in cash, without interest and less any required withholding taxes. If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly or indirectly by the Reporting Person and certain of his affiliates and will no longer be listed on the New York Stock Exchange.

Additionally, on April 25, 2022, the Reporting Person entered into a new debt commitment letter, which extended the availability of the commitments thereunder (the “April 25 Debt Commitment Letter”), and a new margin loan commitment letter, which extended the availability of the commitments thereunder (the “April 25 Margin Loan Commitment Letter”).

Additionally, on April 25, 2022, the Equity Commitment Letter (the “Amended Equity Commitment Letter”) was amended to reflect a negotiated merger agreement and the addition of a limited guarantee, pursuant to which, to induce the Issuer to enter into the Merger Agreement, the Reporting Person guaranteed to the Issuer the performance of certain payment obligations of Parent (the “Limited Guarantee”).

The foregoing descriptions of the Press Release, April 24 Letter, the April 25 Debt Commitment Letter, the April 25 Margin Loan Commitment Letter and the Amended Equity Commitment Letter are qualified in their entirety by reference to the full text of the April 24 Letter, the April 25 Debt Commitment Letter, the April 25 Margin Loan Commitment Letter and the Amended Equity Commitment Letter, copies of which are attached hereto as Exhibits F, G, H, I, and J, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of Issuer

Item 5(a,b) of the Schedule 13D is hereby amended and restated as follows:

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficially owned by the Reporting Person is held by the Elon Musk Revocable Trust dated July 22, 2003 for which Elon Musk is the sole Trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F:	Press Release, dated April 25, 2022 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 25, 2022).

Exhibit G:	Letter, dated April 24, 2022

Exhibit H:	April 25 Debt Commitment Letter, dated April 25, 2022

Exhibit I:	April 25 Margin Loan Commitment Letter, dated April 25, 2022

Exhibit J:	Amended Equity Commitment Letter, dated April 25, 2022

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2022

ELON R. MUSK

/s/ Elon R. Musk